EX-28.h.10

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made as of the 16th day of December, 2025, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating certain waiver agreements previously entered into by the Fund and Dimensional.
WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of each Portfolio, pursuant to which Dimensional provides investment management services for the Portfolios, and for which Dimensional is compensated based on the average net assets of the Portfolios; and
WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the fees and expenses of the Institutional Class shares of the Portfolios as listed below;
NOW, THEREFORE, the parties hereto agree as follows:
1.
Fee Waiver and Expense Assumption by Dimensional.  Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of the Institutional Class shares of each of the following Portfolios (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the Institutional Class shares of each Portfolio, on an annualized basis, to the following percentages of the average net assets of the respective Portfolio’s Institutional Class shares (the “Expense Limitation Amount”):

Portfolio	Expense Limitation Amount
DFA Two-Year Fixed Income Portfolio	0.21%
DFA Two-Year Government Portfolio	0.17%
2.
Duty to Reimburse Dimensional.  If, at any time, the Portfolio Expenses are less than the applicable Expense Limitation Amount of the Institutional Class shares of a Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the applicable Expense Limitation Amount identified above.  There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.
4.
Duration and Termination.  This Agreement shall begin on February 28, 2026, and shall continue in effect until February 28, 2027, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for a Portfolio’s Institutional Class shares, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of such Portfolio’s Institutional Class shares.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By: /s/ Ryan P. Buechner	By: /s/ Carolyn S. Lee
Name: Ryan P. Buechner	Name: Carolyn S. Lee
Title: Vice President	Title: Vice President

As amended: December 16, 2025